Pricing Supplement Dated April 1, 2004 (To Prospectus dated March 5, 2004, and Prospectus Supplement dated March 5, 2004)	Filed pursuant to Rule 424(b)(5) Registration Statement Nos. 333-110499 and 333-110499-01

CUSIP: 74254PAF9

Principal Life Insurance Company
Secured Medium-Term Notes
Issued Through
Principal Life Income Fundings Trust 2 (the “Trust”)

     The description in this pricing supplement of the particular terms of the Secured Medium-Term Notes offered hereby, and the Funding Agreement (specified below) issued by Principal Life Insurance Company (“Principal Life”) to the Trust, the payment obligations of which are fully and unconditionally guaranteed by the Guarantee (specified below) issued by Principal Financial Group, Inc. to the Trust, supplements the description of the general terms and provisions of the notes, the funding agreements and the guarantees set forth in the accompanying prospectus and prospectus supplement, to which reference is hereby made. The Secured Medium-Term Notes offered hereby involve risks not associated with an investment in ordinary floating rate notes. See “Risk Factors” below.

1. The Notes

Principal Amount:	$75,000,000	Purchasing Agent(s) Discount:	Variable, depending on re-offer price

Issue Price:	Variable Price Re-Offer	Original Issue Date:	April 12, 2004

Net Proceeds to the Trust:	$75,000,000	Stated Maturity Date:	April 1, 2016

Specified Currency:	U.S. Dollars

Interest Payment Dates:	The first day of each calendar month, commencing May 1, 2004; provided, however, that if any Interest Payment Date falls on a day that is not a business day, the Trust will make the required payment of interest on the next succeeding business day, and no additional interest will accrue in respect of the payment made on that next succeeding business day.

Initial Interest Payment Date:	May 1, 2004

Initial Interest Period:	From and including the Original Issue Date to, but excluding, the Initial Interest Payment Date

Regular Record Date:	15 calendar days prior to the Interest Payment Date

Type of Interest Rate:     ☐Fixed Rate     ☑Floating Rate

     Fixed Rate Notes:     ☐Yes ☑No. If, Yes,

          Interest Rate:

     Floating Rate Notes:     ☑Yes ☐No. If, Yes,

          Regular Floating Rate Notes:     ☑Yes ☐No. If, Yes,

               Interest Rate: See below under “Additional/Other Terms — Interest Rate”

               Interest Rate Basis(es): CPI, as described below under “Additional/Other Terms — Interest Rate”

     Floating Rate/Fixed Rate Note:     ☐Yes ☑No. If, Yes,

          Floating Interest Rate:

          Interest Rate Basis(es):

          Fixed Interest Rate:

          Fixed Rate Commencement Date:

     Inverse Floating Rate Note:     ☐Yes ☑No. If, Yes,

          Fixed Interest Rate:

          Floating Interest Rate:

          Interest Rate Basis(es):

          Initial Interest Rate, if any: 3.806%, from and including the Original Issue Date to but excluding the Initial Interest Reset Date

     Initial Interest Reset Date: May 1, 2004

     Interest Rate Basis(es). Check all that apply:

☐	CD Rate	☐	Commercial Paper Rate

☐	CMT Rate	☐	Eleventh District Cost of Funds Rate

☐	LIBOR	☐	Federal Funds Rate

☐	EURIBOR	☐	Treasury Rate

☐	Prime Rate	☑	Other (See below under “Additional/Other Terms — Interest Rate”)

If LIBOR:	☐LIBOR Reuters Page LIBOR Currency:	☐	LIBOR Moneyline Telerate Page

                         If CMT Rate:

                                              Designated CMT Telerate Page:

If 7052: ☐Weekly Average ☐Monthly Average

                                              Designated CMT Maturity Index:

          Index Maturity: Not applicable

          Spread (+/-): See below under “Additional/Other Terms — Interest Rate”

          Spread Multiplier: Not applicable

          Interest Reset Date(s): Each Interest Payment Date

          Interest Determination Date(s): Each Interest Reset Date.

          Maximum Interest Rate, if any: Not applicable

          Minimum Interest Rate, if any: 0.00%

Calculation Agent: Citibank, N.A.

Exchange Rate Agent: Not applicable

Computation of Interest (not applicable unless different than as specified in the prospectus and prospectus supplement): See above under “Interest Payment Dates” and below under “Additional/Other Terms — Interest Rate”

Day Count Convention (not applicable unless different than as specified in the prospectus and prospectus supplement): Actual/Actual

Amortizing Note:     ☐Yes     ☑No. If, Yes,

     Amortizing Schedule:

     Additional/Other Terms:

Discount Note:     ☐Yes     ☑No. If, Yes,

     Total Amount of Discount:

     Initial Accrual Period of Discount:

     Additional/Other Terms:

Redemption Provisions:     ☐Yes ☑No. If, Yes,

          Initial Redemption Date:

          Initial Redemption Percentage:

          Annual Redemption Percentage Reduction (if any):

Redemption:	☐	In whole only and not in part

	☐	May be in whole or in part

          Additional/Other Terms:

Repayment:     ☐Yes     ☑No. If, Yes,

          Repayment Date(s):

          Repayment Price:

Repayment:	☐	In whole only and not in part

	☐	May be in whole or in part

               Additional/Other Terms:

Sinking Fund (not applicable unless specified):

Additional Amounts to be Paid for Withholding Tax (not applicable unless specified):

Securities Exchange Listing:     ☐Yes     ☑No. If Yes, Name of Exchange:

Authorized Denominations: $1,000

Ratings:

     The Notes issued under the Program are rated AA by Standard & Poor’s (“S&P”).

     Principal Life expects the Notes to be rated Aa3 by Moody’s Investors Service, Inc. (“Moody’s”).

Purchasing Agents Purchasing Notes as Principal:     ☑Yes     ☐No. If Yes,

Purchasing Agent(s)	Principal Amount
Morgan Stanley & Co. Incorporated	$75,000,000
Total:	$75,000,000

Purchasing Agents Acting as Agent:     ☐Yes     ☑No. If Yes,

Purchasing Agent(s)	Principal Amount

     Total:

State of Organization of the Trust: New York

Additional/Other Terms: See below.

Interest Rate

     The amount of interest payable on the Notes on each Interest Payment Date will be linked to changes in the Consumer Price Index. The Consumer Price Index for purposes of the Notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers (“CPI”), reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor (“BLS”) (unrevised), as published on Bloomberg page CPURNSA or any successor service. The CPI for a particular month is published during the following month. The CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors and dentists services and drugs. In calculating the CPI, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.0. The base reference period for the Notes is the 1982-1984 average.

     The interest rate for the Notes being offered by this pricing supplement, for each Interest Period during the term of the Notes following the Initial Interest Period, will be the rate determined as of the applicable Interest Determination Date pursuant to the following formula:

Interest Rate =	CPIt - CPIt-12	x 100 + 1.88%,
CPIt-12

     where:

     t = 1, 2, ... 144

     CPIt = CPI for the applicable reference month, as reported on Bloomberg page CPURNSA; and

     CPIt-12 = CPI for the twelfth month prior to the applicable reference month, as reported on Bloomberg page CPURNSA.

     We refer to the 1.88% included in the formula above as the Spread.

     The interest rate for the Notes during the Initial Interest Period will be 3.806%. In no case will the interest rate for the Notes for any monthly Interest Period be less than the Minimum Interest Rate of 0.00%. The amount of interest payable on the Notes on each Interest Payment Date will be calculated on an actual/actual day count basis.

     CPIt for any Interest Reset Date is the CPI for the third calendar month, which we refer to as the “reference month,” prior to the month of such Interest Reset Date as published and reported in the second calendar month prior to such Interest Reset Date. For example, for the Interest Period from and including May 1, 2004 to but excluding June 1, 2004, CPIt will be the CPI for February 2004 (the reference month), and CPIt-12 will be the CPI for February 2003 (which is the CPI for the twelfth month prior to the reference month). The CPI for February 2003 was published by the BLS and reported on Bloomberg page CPURNSA in March 2003, and the CPI for February 2004 was published and reported on Bloomberg page CPURNSA in March 2004. For more information regarding the calculation of interest rates on the Notes, including historical CPI levels and hypothetical interest rates, see Annex A to this pricing supplement.

     If by 3:00 PM on any Interest Reset Date the CPI is not reported on Bloomberg page CPURNSA for any relevant month, but has otherwise been published by the BLS, Citibank, N.A., in its capacity as the Calculation Agent, will determine the CPI as published by the BLS for such month using such other source as it deems appropriate to accurately set forth CPI as published by the BLS.

     In calculating CPIt and CPIt-12, the Calculation Agent will use the most recently available value of the CPI determined as described above for the applicable Interest Reset Date, even if such value has been adjusted from a prior reported value for the relevant month. However, if a value of CPIt and CPIt-12 used by the Calculation Agent for any Interest Reset Date to determine the interest rate on the Notes (an “initial CPI”) is subsequently revised by the BLS, the Calculation Agent will continue to use the initial CPI, and the interest rate determined on such Interest Reset Date will not be revised.

     If the CPI is rebased to a different year or period and the 1982-1984 CPI is no longer used, the base reference period for the Notes will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published.

     If, while the Notes are outstanding, the CPI is discontinued or, if in the sole opinion of the Calculation Agent, the CPI is substantially altered, the Calculation Agent will determine the interest rate on the Notes by reference to the applicable substitute interest rate basis or bases that is chosen by the Secretary of the Treasury for the Department of the Treasury’s Inflation-Linked Treasuries as described at 62 Federal Register 846-874 (January 6, 1997) or, if no such securities are outstanding, the substitute interest rate basis or bases will be determined by the Calculation Agent as directed by us in accordance with general market practice at the time; provided that the procedure for determining the resulting interest rate is administratively acceptable to the Calculation Agent.

     All values used in the interest rate formula for the Notes and all percentages resulting from any calculation of interest will be rounded to the nearest one hundred-thousandth of a percentage point, with .000005% rounded up to .00001%. All dollar amounts used in or resulting from such calculation on the Notes will be rounded to the nearest thousandth of a percentage point, with          .0005 rounded up to .001.

Special Tax Considerations:     Not applicable

2. The Funding Agreement

Funding Agreement Issuer: Principal Life Insurance Company

Funding Agreement No.:     7-06120

Deposit:	$75,000,015

Net Deposit:	$75,000,000

Effective Date:	April 12, 2004

Stated Maturity Date:	April 1, 2016

Specified Currency:	U.S. Dollars

Interest Payment Dates:
The first day of each calendar month, commencing May 1, 2004; provided, however, that if any Interest Payment Date falls on a day that is not a business day, Principal Life Insurance Company will make the required payment of interest on the next succeeding business day, and no additional interest will accrue in respect of the payment made on that next succeeding business day.

Initial Interest Payment Date:	May 1, 2004

Initial Interest Period:	From and including the Original Issue Date to, but excluding, the Initial Interest Payment Date

Type of Interest Rate:	[ ] Fixed Rate [X] Floating Rate

     Fixed Rate Funding Agreement: [   ] Yes    [X] No. If, Yes,

     Interest Rate:

     Floating Rate Funding Agreement: [X] Yes    [   ] No. If, Yes,

     Regular Floating Rate Funding Agreement: [X]Yes [   ] No. If, Yes,

Interest Rate: See below under “Additional/Other Terms — Interest Rate”
Interest Rate Basis(es): CPI, as described below under “Additional/Other Terms — Interest Rate”

     Floating Rate/Fixed Rate Funding Agreement: [   ]Yes [X] No. If, Yes,

Floating Interest Rate:
Interest Rate Basis(es):
Fixed Interest Rate:
Fixed Rate Commencement Date:

     Inverse Floating Rate Funding Agreement: [   ] Yes    [X] No. If, Yes,

Fixed Interest Rate:
Floating Interest Rate:
Interest Rate Basis(es):

     Initial Interest Rate, if any: 3.806%, from and including the Original Issue Date to but excluding the Initial Interest Reset Date

     Initial Interest Reset Date: May 1, 2004

     Interest Rate Basis(es). Check all that apply:

[ ]	CD Rate	[ ]	Commercial Paper Rate
[ ]	CMT Rate	[ ]	Eleventh District Cost of Funds Rate
[ ]	LIBOR	[ ]	Federal Funds Rate
[ ]	EURIBOR	[ ]	Treasury Rate
[ ]	Prime Rate	[X]	Other (See below under “Additional/Other Terms - Interest Rate”)

If LIBOR: [ ] LIBOR Reuters Page [ ] LIBOR Moneyline Telerate Page
LIBOR Currency:

If CMT Rate:
Designated CMT Telerate Page:
If 7052: [ ] Weekly Average [ ] Monthly Average
Designated CMT Maturity Index:

     Index Maturity: Not applicable

     Spread (+/-): See below under “Additional/Other Terms — Interest Rate”

     Spread Multiplier: Not applicable

     Interest Reset Date(s): Each Interest Payment Date

     Interest Determination Date(s): Each Interest Reset Date

     Maximum Interest Rate, if any: Not Applicable

     Minimum Interest Rate, if any: 0.00%

Computation of Interest (not applicable unless different than as specified in the prospectus and prospectus supplement): See above under “Interest Payment Dates” and below under “Additional/Other Terms — Interest Rate”

Day Count Convention (not applicable unless different than as specified in the prospectus and prospectus supplement): Actual/Actual

Amortizing Funding Agreement: [   ] Yes [X] No. If, Yes,

     Amortizing Schedule:

     Additional/Other Terms:

Discount Funding Agreement: [   ] Yes [X] No. If, Yes,

     Total Amount of Discount:

     Initial Accrual Period of Discount:

     Additional/Other Terms:

Redemption Provisions: [   ] Yes [X] No. If, Yes,

     Initial Redemption Date:

     Initial Redemption Percentage:

     Annual Redemption Percentage Reduction (if any):

     Redemption:  [   ] In whole only and not in part

                             [   ] May be in whole or in part

     Additional/Other Terms:

Repayment: [   ] Yes [X] No. If, Yes,

     Repayment Date(s):

     Repayment Price:

     Repayment: [   ] In whole only and not in part

                                   [   ] May be in whole or in part

     Additional/Other Terms:

Sinking Fund (not applicable unless specified):

Additional Amounts to be Paid For Withholding Tax (not applicable unless specified):

Ratings:

     The Funding Agreement issued under the Program is rated AA by S&P.

     Principal Life expects the Funding Agreement to be rated Aa3 by Moody’s.

Additional/Other Terms: See below.

Interest Rate

     The amount of interest payable on the Funding Agreement on each Interest Payment Date will be linked to changes in the Consumer Price Index. The Consumer Price Index for purposes of the Funding Agreement is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers (“CPI”), reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor (“BLS”) (unrevised), as published on Bloomberg page CPURNSA or any successor service. The CPI for a particular month is published during the following month. The CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors and dentists services and drugs. In calculating the CPI, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.0. The base reference period for the Funding Agreement is the 1982-1984 average.

     The interest rate for the Funding Agreement being offered by this pricing supplement, for each Interest Period during the term of the Funding Agreement following the Initial Interest Period, will be the rate determined as of the applicable Interest Determination Date pursuant to the following formula:

Interest Rate =	CPIt - CPIt-12	x 100 + 1.88%,

CPIt-12

     where:

     t = 1, 2, ... 144

     CPIt = CPI for the applicable reference month, as reported on Bloomberg page CPURNSA; and

     CPIt-12 = CPI for the twelfth month prior to the applicable reference month, as reported on Bloomberg page CPURNSA.

     We refer to the 1.88% included in the formula above as the Spread.

     The interest rate for the Funding Agreement during the Initial Interest Period will be 3.806%. In no case will the interest rate for the Funding Agreement for any monthly Interest Period be less than the Minimum Interest Rate of 0.00%. The amount of interest payable on the Funding Agreement on each Interest Payment Date will be calculated on an actual/actual day count basis.

     CPIt for any Interest Reset Date is the CPI for the third calendar month, which we refer to as the “reference month,” prior to the month of such Interest Reset Date as published and reported in the second calendar month prior to such Interest Reset Date. For example, for the Interest Period from and including May 1, 2004 to but excluding June 1, 2004, CPIt will be the CPI for February 2004 (the reference month), and CPIt-12 will be the CPI for February 2003 (which is the CPI for the twelfth month prior to the reference month). The CPI for February 2003 was published by the BLS and reported on Bloomberg page CPURNSA in March 2003, and the CPI for February 2004 was published and reported on Bloomberg page CPURNSA in March 2004. For more information regarding the calculation of interest rates on the Funding Agreement, including historical CPI levels and hypothetical interest rates, see Annex A to this pricing supplement.

     If by 3:00 PM on any Interest Reset Date the CPI is not reported on Bloomberg page CPURNSA for any relevant month, but has otherwise been published by the BLS, Citibank, N.A., in its capacity as the Calculation Agent, will determine the CPI as published by the BLS for such month using such other source as it deems appropriate to accurately set forth CPI as published by the BLS.

     In calculating CPIt and CPIt-12, the Calculation Agent will use the most recently available value of the CPI determined as described above for the applicable Interest Reset Date, even if such value has been adjusted from a prior reported value for the relevant month. However, if a value of CPIt and CPIt-12 used by the Calculation Agent for any Interest Reset Date to determine the interest rate on the Funding Agreement (an “initial CPI”) is subsequently revised by the BLS, the Calculation Agent will continue to use the initial CPI, and the interest rate determined on such Interest Reset Date will not be revised.

     If the CPI is rebased to a different year or period and the 1982-1984 CPI is no longer used, the base reference period for the Funding Agreement will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published.

     If, while the Funding Agreement is outstanding, the CPI is discontinued or, if in the sole opinion of the Calculation Agent, the CPI is substantially altered, the Calculation Agent will determine the interest rate on the Funding Agreement by reference to the applicable substitute interest rate basis or bases that is chosen by the Secretary of the Treasury for the Department of the Treasury’s Inflation-Linked Treasuries as described at 62 Federal Register 846-874 (January 6, 1997) or, if no such securities are outstanding, the substitute interest rate basis or bases will be determined by the Calculation Agent as directed by us in accordance with general market practice at the time; provided that the procedure for determining the resulting interest rate is administratively acceptable to the Calculation Agent.

     All values used in the interest rate formula for the Funding Agreement and all percentages resulting from any calculation of interest will be rounded to the nearest one hundred-thousandth of a percentage point, with .000005% rounded up to .00001%. All dollar amounts used in or resulting from such calculation on the Funding Agreement will be rounded to the nearest thousandth of a percentage point, with .0005 rounded up to .001.

Special Tax Considerations:	Not applicable

3. The Guarantee

Guarantee Issuer:	Principal Financial Group, Inc.

Effective Date:	April 12, 2004

Additional/Other Terms:	Not applicable

Risk Factors

     The Notes involve risks not associated with an investment in ordinary floating rate notes. This section describes risks relating to the Notes in addition to the Risk Factors described in the accompanying prospectus beginning on page 2. You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them.

     The interest rate on the Notes may be less than the Spread and, in some cases, could be zero.

     Interest payable on the Notes is linked to year over year changes in the level of the CPI determined each month over the term of the Notes.

     If the CPI for the same month in successive years does not increase, which is likely to occur when there is little or no inflation, investors in the Notes will receive an interest payment for the applicable Interest Period equal to the Spread, or 1.88% per annum.

     If the CPI for the same month in successive years decreases, which is likely to occur when there is deflation, investors in the Notes will receive an interest payment for the applicable Interest Period that is less than 1.88% per annum. If the CPI for the same month in successive years declines by 1.88% or more, investors in the Notes will not receive any interest on the Notes.

     Your interest rate is based upon the CPI. The CPI itself and the way the BLS calculates the CPI may change in the future.

     There can be no assurance that the BLS will not change the method by which it calculates the CPI. In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payment with respect to the Notes. Accordingly, the amount of interest, if any, payable on the Notes, and therefore the value of the Notes, may be significantly reduced. If the CPI is substantially altered, a substitute index may be employed to calculate the interest payable on the Notes, as described above, and that substitution may adversely affect the value of the Notes.

     The interest rate on the Notes may be below the rate otherwise payable on similar floating rate securities.

     If there are only minimal increases, no changes or decreases in the monthly CPI measured year over year, the interest rate on the Notes will be below what we would currently expect to pay as of the date of this pricing supplement if we issued a floating rate debt instrument with terms similar to those of the Notes.

     The historical levels of the CPI are not an indication of the future levels of the CPI.

     The historical levels of the CPI are not an indication of the future levels of the CPI during the term of the Notes. In the past, the CPI has experienced period of volatility and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.

     Holders of the Notes will receive interest payments that will be affected by changes in the CPI. Such changes may be significant. Changes in the CPI are a function of the changes in specified consumer prices over time, which result from the interactions of many factors over which we have no control.

Annex A

Historical Information and Hypothetical Interest Rate Calculations

     Provided below are historical levels of the CPI as reported by the BLS for the period from October 1997 to February 2004. Also provided below are the hypothetical interest rates for the period from January 1999 to March 2004 that would have resulted from the historical levels of the CPI presented below. We obtained the historical information included below from Bloomberg Financial Markets, and we believe such information to be accurate.

     The historical level of the CPI should not be taken as an indication of future levels of the CPI, and no assurance can be given as to the level of the CPI for any reference month. The hypothetical interest rates that follow are intended to illustrate the effect of general trends in the CPI on the amount of interest payable to you on the Notes. However, the CPI may not increase or decrease over the term of the Notes in accordance with any of the trends depicted by the historical information in the table below, and the size and frequency of any fluctuations in the CPI level over the term of the Notes, which we refer to as the volatility of the CPI, may be significantly different than the volatility of the CPI indicated in the table. As a result, the hypothetical interest rates depicted in the table below should not be taken as an indication of the actual interest rates that will be paid on the Interest Periods over the term of the Notes.

	Historical Levels of CPI
	1997	1998	1999	2000	2001	2002	2003	2004
January		161.6	164.3	168.8	175.1	177.1	181.7	185.2
February		161.9	164.5	169.8	175.8	177.8	183.1	186.2
March		162.2	165.0	171.2	176.2	178.8	184.2
April		162.5	166.2	171.3	176.9	179.8	183.8
May		162.8	166.2	171.5	177.7	179.8	183.5
June		163.0	166.2	172.4	178.0	179.9	183.7
July		163.2	166.7	172.8	177.5	180.1	183.9
August		163.4	167.1	172.8	177.5	180.7	184.6
September		163.6	167.9	173.7	178.3	181.0	185.2
October	161.6	164.0	168.2	174.0	177.7	181.3	185.0
November	161.5	164.0	168.3	174.1	177.4	181.3	184.5
December	161.5	163.9	168.3	174.0	176.7	180.9	184.3

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Hypothetical Interest Rates Based on Historical CPI Levels
	1999	2000	2001	2002	2003	2004
January	3.37%	4.44%	5.33%	4.01%	3.91%	3.92%
February	3.43	4.50	5.33	3.78	4.08	3.65
March	3.49	4.56	5.27	3.43	4.26	3.76
April	3.55	4.62	5.61	3.02	4.48	3.81
May	3.49	5.10	5.41	3.02	4.86	3.57
June	3.61	5.64	4.80	3.36	4.90
July	4.16	4.95	5.15	3.52	4.10
August	3.97	5.07	5.50	3.06	3.94
September	3.84	5.61	5.13	2.95	3.99
October	4.02	5.54	4.60	3.34	3.99
November	4.14	5.29	4.60	3.68	4.04
December	4.51	5.33	4.53	3.39	4.20

     For example, the hypothetical interest rate payable on the Notes for the February 2003 Interest Period would have been 4.08% per annum. This hypothetical interest rate is calculated by inserting the following CPI levels into the interest rate formula described above under “Interest Rate”:

     CPIt = 181.3, which is equal to the CPI level for November 2002, which as the third calendar month prior to the Interest Reset Date of February 2003, would be the reference month; and

     CPIt-12 = 177.4, which is equal to the CPI level for November 2001, the twelfth calendar month prior to the reference month for the interest reset date of February 2003, as follows:

4.08% =	181.3-177.4	x	100 + 1.88%

177.4